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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Linkon Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  535902100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                       Mr. Piers MacDonald
                  c/o Gulfstream Partners, L.P.
                 Two Greenwich Plaza, Suite 100
                  Greenwich, Connecticut 06830

     (Date of Event which Requires Filing of this Statement)

                          May 26, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 535902100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Piers M. MacDonald

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         AF, WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares    [  ]


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13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that Piers M. MacDonald (the "Reporting Person") is no longer a more than five percent beneficial owner in the Common Stock (the "Shares") of Linkon Corporation (the "Issuer").

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         No change.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is no longer a more than five percent beneficial owner in the Shares of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. A description of the transactions in the Shares that were effected by the Reporting
              Persons through open market transactions during the 60 days through the date of this filing is filed herewith as Exhibit A.













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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                          /s/  Piers M. MacDonald
                          _____________________________
                          Piers M. MacDonald


June 22, 1999

































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                                                        Exhibit A


          SCHEDULE OF TRANSACTIONS - Piers M. MacDonald


                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____     __________________________  _____________________

4/20/99             (20,000)                   $0.830

4/23/99              (5,000)                    1.020

5/3/99               (5,000)                    0.920

5/3/99               (5,000)                    0.920

5/5/99              (15,000)                    0.820

5/7/99               (5,000)                    0.750

5/10/99             (10,000)                    0.670

5/10/99              (5,000)                    0.625

5/17/99             (10,000)                    0.520

5/18/99             (15,000)                    0.430

5/24/99             (10,000)                    0.740

5/26/99             (80,000)                    0.500

5/26/99              (5,000)                    0.500

5/26/99            (215,000)                    0.390

5/27/99            (308,000)                    0.390

5/27/99             (24,500)                    0.390

5/27/99            (125,500)                    0.390





00343001.AI2




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